UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 2018

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, into the Form F-3 Registration Statement File No. 333-211065, into the Form F-1 Registration Statement File No. 333-219047, into the Form F-1 Registration Statement File No. 333-222195, and into the Post-Effective Amendment No. 1 to the Form F-1 Registration Statement File No. 333-222195.

Other Information

On April 4, 2018, Check-Cap Ltd. (the “Company”) issued a press release announcing a 1-for-12 reverse share split of its ordinary shares, effective as of April 4, 2018. Beginning on April 4, 2018, the Company's ordinary shares will trade on the NASDAQ Capital Market on a post-reverse share split adjusted basis. At Check-Cap's extraordinary general meeting of shareholders held on April 2, 2018, the Company's shareholders approved a reverse share split at a ratio in the range of 1-for-8 to 1-for-12, the exact ratio to be determined by further action of the Company’s Board of Directors (“Board”), to be effective on a date to be determined by the Board. On April 2, 2018, the Board approved a reverse split at a ratio of 1-for-12, effective as of April 4, 2018. Further, at the extraordinary general meeting of shareholders, the Company’s shareholders approved an increase in the Company’s authorized and registered share capital by NIS 12,500,000 and to amend the Company’s Articles of Association accordingly.

The new CUSIP number for the Company’s ordinary shares post-reverse share split is M2361E 203. The Company will round up to the next full share of the Company’s ordinary shares any fractional shares that result from the reverse share split.

In addition, the Company provided certain corporate updates and announced its financial results for the three-and twelve-month period ended December 31, 2017.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name: Lior Torem
Title: Chief Financial Officer

Dated: April 4, 2018